==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                AMF BOWLING, INC.
                         -------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    03113V109
                             -----------------------
                                 (CUSIP Number)


                            DAVID J. GREENWALD, ESQ.
                              GOLDMAN, SACHS & CO.
                                 85 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 902-1000
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



                                NOVEMBER 12, 1998
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

==============================================================================

                                    SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 2 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   THE GOLDMAN SACHS GROUP, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  /  /
                                                                      (b) /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                                 /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        870,000
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        30,684,886
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        870,000
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        30,684,886
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         31,554,886
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.5%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     HC-PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 3 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN, SACHS & CO.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)   /  /
                                                                   (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF-OO
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                             /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   NEW YORK
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        30,684,886
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        30,684,886
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,684,886
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /   /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         50.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     BP-PN-IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 4 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)    /  /
                                                                 (b)   /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /   /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        19,725,004
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        19,725,004
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         19,725,004
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                   /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         32.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 5 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS ADVISORS, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  /  /
                                                                 (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        19,725,004
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        19,725,004
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         19,725,004
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                 /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         32.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 6 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GS CAPITAL PARTNERS II OFFSHORE, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)    /  /
                                                                 (b)    /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                            /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        7,841,490
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        7,841,490
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         7,841,490
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         13.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 7 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GS CAPITAL PARTNERS II (GERMANY) C.L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)  /  /
                                                                   (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /   /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        727,561
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        727,561
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         727,561
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                 /   /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 8 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GS CAPITAL PARTNERS II (CAYMAN), L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)   /  /
                                                                 (b)   /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                              /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   CAYMAN ISLANDS
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        7,841,490
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        7,841,490
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         7,841,490
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         13.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 9 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GOLDMAN, SACHS & CO. OHG
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  /  /
                                                                 (b) /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                            /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   GERMANY
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        727,561
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        727,561
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         727,561
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 10 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)   /  /
                                                                 (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
-------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        461,446
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        461,446
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         461,446
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 11 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BRIDGE STREET FUND 1995, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)   /  /
                                                                 (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        519,266
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        519,266
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         519,266
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 12 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  /  /
                                                                 (b) /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                            /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        788,934
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        788,934
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         788,934
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                   /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.3%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 13 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BRIDGE STREET FUND 1996, L.P.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   /  /
                                                                  (b)   /   /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                               /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /   /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        535,036
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        535,036
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         535,036
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 14 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET VALUE CORP.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) /  /
                                                                   (b) /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        980,711
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
   EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        980,711
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         980,711
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.6%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)OF
                 THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 15 of 21 Pages
----------------------------                            ------------------------


--------------------------------------------------------------------------------
   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STONE STREET EMPIRE CORP.
--------------------------------------------------------------------------------
   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  /  /
                                                                 (b)  /  /
--------------------------------------------------------------------------------
   3         SEC USE ONLY                                             /  /
--------------------------------------------------------------------------------
   4         SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
              7
                  SOLE VOTING POWER
                        -0-
 NUMBER OF
             -------------------------------------------------------------------
              8
   SHARES         SHARED VOTING POWER
                        1,323,970
BENEFICIALLY
             -------------------------------------------------------------------
              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        -0-
    EACH
             -------------------------------------------------------------------
              10
 REPORTING        SHARED DISPOSITIVE POWER
                        1,323,970
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,323,970
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  /  /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.2%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 16 of 21 Pages
----------------------------                            ------------------------


            GS Capital Partners II, L.P. ("GS Capital II"), GS Capital Partners II Offshore, L.P. ("GS Offshore"), GS Capital Partners II Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1995, L.P. ("1995 Stone"), Stone Street Fund 1996, L.P. ("1996 Stone"), Bridge Street Fund 1995, L.P. ("1995 Bridge") and Bridge Street Fund 1996, L.P. ("1996 Bridge" and together with GS Capital II, GS Offshore, GS Germany, 1995 Stone, 1996 Stone and 1995 Bridge, the "Limited Partnerships"), Stone Street Value Corp. ("Stone Value"), Stone Street Empire Corp. ("Stone Empire"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, L.P. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors Cayman, GS oHG, Stone Value, Stone Empire and the Limited Partnerships, the "Filing Persons") hereby file this Amendment No. 2 (this "Amendment No. 2") to the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of AMF Bowling, Inc., a Delaware corporation (the "Company").(1) Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

            Item 2 is hereby amended and supplemented as follows:

            As of November 17, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 30,598,736 shares of Common Stock through the Limited Partnerships, including 632,143 shares of Common Stock that may be acquired through conversion of Debentures. In addition GS Group beneficially owns 870,000 shares of Common Stock pursuant to the Warrants. As of November 17, 1998, Goldman Sachs and GS Group may be deemed to beneficially own 86,150 shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and supplemented as follows:

            As of November 17, 1998, Goldman Sachs may be deemed to beneficially own an additional 86,150 shares of Common Stock held by the Managed Accounts. Except as set forth

--------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 17 of 21 Pages
----------------------------                            ------------------------


on amended Schedule IV hereto with respect to purchases of Debentures, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of the Filing Persons, by any of the Persons listed on amended Schedules I, II-A-i, II-B-i, II-B-ii or II-C hereto during the period from November 10, 1998 through November 17, 1998.

            The funds used by the Limited Partnerships to purchase the Debentures, as described below, were obtained by such entities from capital contributions by their partners and from the available funds of such entities.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            On November 12, 1998, the Limited Partnerships entered into an agreement (the "Debenture & Note Purchase Agreement") with certain of the Other Investors, pursuant to which the parties thereto have agreed to make open market purchases of the Company's Debentures and Notes from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. As of November 17, 1998, the Limited Partnerships have acquired an aggregate of $72,883,000 in principal amount of Debentures representing their proportionate share of Debentures acquired pursuant to the Debenture & Note Purchase Agreement, as set forth on amended Schedule IV hereto. The Debentures are convertible at any time prior to maturity into shares of Common Stock at a conversion rate of 8.6734 shares per $1,000 principal amount at maturity. Accordingly, the Limited Partnerships may be deemed to have acquired beneficial ownership of an aggregate of 632,143 shares of Common Stock by virtue of their acquisition of the Debentures. There can be no assurance that the Limited Partnerships or any of the other parties to the Debenture & Note Purchase Agreement will acquire any additional Debentures thereunder or, if such securities are acquired, the amount of securities so acquired. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated as follows:

            (a) As of November 17, 1998, GS Capital II may be deemed to own beneficially and directly, and its general partner, GS Advisors, may be deemed to own beneficially and indirectly, 19,725,004 shares of Common Stock, including 407,528 shares of Common Stock that may be acquired through the conversion of Debentures. GS Advisors disclaims beneficial ownership of the securities reported herein.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 18 of 21 Pages
----------------------------                            ------------------------


            As of November 17, 1998, GS Offshore may be deemed to own beneficially and directly, and its general partner, GS Advisors Cayman, may be deemed to own beneficially and indirectly, 7,841,490 shares of Common Stock, including 162,002 shares that may be acquired through the conversion of Debentures. GS Advisors Cayman disclaims beneficial ownership of the securities reported herein.

            As of November 17, 1998, GS Germany may be deemed to own beneficially and directly, and its managing partner, GS oHG, may be deemed to own beneficially and indirectly, 727,561 shares of Common Stock, including 15,031 shares of Common Stock that may be acquired through the conversion of Debentures. GS oHG disclaims beneficial ownership of the securities reported herein.

            As of November 17, 1998, 1995 Stone may be deemed to own beneficially and directly, and its general partner, Stone Value, may be deemed to own beneficially and indirectly, 461,446 shares of Common Stock, including 9,523 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein.

            As of November 17, 1998, 1996 Stone may be deemed to own beneficially and directly, and its general partner, Stone Empire, may be deemed to own beneficially and indirectly, 788,934 shares of Common Stock, including 16,289 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein.

            As of November 17, 1998, 1995 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Value, may be deemed to own beneficially and indirectly, 519,266 shares of Common Stock, including 10,720 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Value disclaims beneficial ownership of the securities reported herein.

            As of November 17, 1998, 1996 Bridge may be deemed to own beneficially and directly, and its managing general partner, Stone Empire, may be deemed to own beneficially and indirectly, 535,036 shares of Common Stock, including 11,050 shares of Common Stock that may be acquired through the conversion of Debentures. Stone Empire disclaims beneficial ownership of the securities reported herein.

            The Company has reported in its Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1998 that there were 59,747,550 shares of Common Stock outstanding, as of October 23, 1998.

            Based on the foregoing, GS Capital II may be deemed to own beneficially and directly approximately 32.8%, GS Advisors may be deemed to own beneficially and indirectly approximately 32.8%, GS Offshore may be deemed to own beneficially and indirectly approximately 13.1%, GS Advisors Cayman may be deemed to own beneficially and indirectly

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 19 of 21 Pages
----------------------------                            ------------------------


approximately 13.1%, GS Germany may be deemed to own beneficially and directly approximately 1.2%, GS oHG may be deemed to own beneficially and indirectly approximately 1.2%, 1995 Stone may be deemed to own beneficially and directly approximately 0.8%, 1996 Stone may be deemed to own beneficially and directly approximately 1.3%, 1995 Bridge may be deemed to own beneficially and directly approximately 0.9%, 1996 Bridge may be deemed to own beneficially and directly approximately 0.9%, Stone Value may be deemed to own beneficially and indirectly approximately 1.6% and Stone Empire may be deemed to own beneficially and indirectly approximately 2.2%, in each case of the outstanding shares of Common Stock.

            As of November 17, 1998, Goldman Sachs and GS Group may be deemed to beneficially own the 30,598,736 shares of Common Stock beneficially owned by the Limited Partnerships, including 632,143 shares of Common Stock that may be acquired through conversion of Debentures. In addition, GS Group may be deemed to beneficially own 870,000 shares of Common Stock pursuant to the Warrants. In addition, Goldman Sachs and GS Group may be deemed to beneficially own at November 17, 1998, the 86,150 shares of Common Stock held in Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned at November 17, 1998 approximately 50.8% and 51.5%, respectively, of the outstanding shares of Common Stock.

            Goldman Sachs and GS Group disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

            None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on amended Schedule I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

            The Other Investors party to the Stockholders Agreement are comprised of investment funds affiliated with The Blackstone Group, Kelso & Company, Bain Capital Inc. and Citicorp North America, Inc. and certain directors, officers and other employees of the Company and its subsidiaries. Based on the information set forth in the Company's prospectus dated November 6, 1998, as of November 3, 1998, and including the 121,575 shares of Common Stock that may be acquired by certain of the Other Investors through conversion of Debentures acquired by them pursuant to the Debenture & Note Purchase Agreement through November 17, 1998, the Other Investors may be deemed to be the beneficial owners of an aggregate of approximately 24.4% of the outstanding Common Stock.

            (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 15 above.

                                  SCHEDULE 13D

----------------------------                            ------------------------
    CUSIP No. 03113V109                                   Page 20 of 21 Pages
----------------------------                            ------------------------

            (c) Amended Schedule IV hereto sets forth the purchases of Debentures by certain of the Filing Persons pursuant to the Debenture & Note Purchase Agreement during the period from November 10, 1998 through November 17, 1998. Other than as set forth on amended Schedule IV hereto, no transactions in the Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on amended Schedule I, Schedule II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from November 10, 1998 through November 17, 1998.

            (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Debenture & Note Purchase Agreement. On November 12, 1998, the Limited Partnerships entered into the Debenture & Note Purchase Agreement with certain of the Other Investors, pursuant to which the parties thereto have agreed to make open market purchases of the Company's Debentures and Notes from time to time for their respective accounts in agreed-upon proportions. The Debenture & Note Purchase Agreement provides that each party thereto may terminate its participation in such open market purchases by providing written notice of such termination to the other parties thereto. The foregoing is qualified in its entirety by reference to the Debenture & Note Purchase Agreement which is filed as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      November 18, 1998

                                        GOLDMAN, SACHS & CO.

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Managing Director

                                        THE GOLDMAN, SACHS GROUP, L.P.

                                        By:  The Goldman Sachs Corporation,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Executive Vice President

                                        GS ADVISORS, L.P.

                                        By:  GS Advisors, Inc.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS ADVISORS (CAYMAN), L.P.

                                        By:  GS Advisors II, Inc.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS CAPITAL PARTNERS II, L.P.

                                        By:  GS Advisors, L.P.,
                                              its general partner

                                        By:  GS Advisors, Inc.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS CAPITAL PARTNERS II
                                        OFFSHORE, L.P.

                                        By:  GS Advisors II (Cayman), L.P.,
                                              its general partner

                                        By:  GS Advisors II Inc.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS CAPITAL PARTNERS II GERMANY CIVIL
                                          LAW PARTNERSHIP (with limitation of
                                          liability)

                                        By:  Goldman, Sachs & Co. oHG,
                                              its managing partner

                                        By:  Goldman, Sachs & Co. Finanz GmbH,
                                              its managing partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Attorney-in-Fact

                                        GOLDMAN, SACHS & CO. oHG

                                        By:  Goldman, Sachs & Co. Finanz GmbH.
                                              its managing partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Attorney-in-Fact

                                        STONE STREET FUND 1995, L.P.

                                        By:  Stone Street Value Corp.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        STONE STREET FUND 1996, L.P.

                                        By:  Stone Street Empire Corp.,
                                              its general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        BRIDGE STREET FUND 1995, L.P.

                                        By:  Stone Street Value Corp.,
                                              its managing general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        BRIDGE STREET FUND 1996, L.P.

                                        By:  Stone Street Empire Corp.,
                                              its managing general partner

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        STONE STREET VALUE CORP.

                                        By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        STONE STREET EMPIRE CORP.

                                       By:  /s/  Richard A. Friedman

                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                INDEX OF EXHIBITS

1. Form of Agreement, dated as of November 12, 1998, by and among the Limited Partnerships and the other parties thereto.

                                   SCHEDULE IV

                                AMF Bowling, Inc.
                        CUSIP No. 03113VAA7 (Debentures)

   Purchases
 (Face Amount)        Sales Price        Trade Date        Settlement Date

  $8,387,000.00        $875,393.00        13-Nov-98           16-Nov-98

  $4,193,000.00        $471,712.50        16-Nov-98           19-Nov-98

 $16,774,000.00      $1,970,945.00        17-Nov-98           20-Nov-98

 $12,581,000.00      $1,525,446.25        17-Nov-98           20-Nov-98

  $5,787,000.00        $701,673.75        17-Nov-98           20-Nov-98

 $25,161,000.00      $3,270,930.00        17-Nov-98           20-Nov-98
